Exhibit 12.1
Buckeye Partners, L.P.
Computation of Ratio of Earnings to Fixed Charges
Dollars in Thousands

	2005	2006	2007	2008	2009

Earnings:
Income from continuing operations	$99,958	$110,240	$155,356	$183,159	$140,982
Equity income (greater than) less than distributions	(1,539)	596	(135)	(2,875)	(2,871)
Less: capitalized interest	(2,325)	(1,845)	(1,469)	(2,355)	(3,401)

Total earnings	96,094	108,991	153,752	177,929	134,710

Fixed Charges:
Interest and debt expense	43,357	52,113	50,378	74,387	74,851
Capitalized interest	2,325	1,845	1,469	2,355	3,401
Portion of rentals representing an interest factor	2,913	3,432	3,910	6,723	7,052

Total fixed charges	48,595	57,390	55,757	83,465	85,304

Earnings available for fixed charges	$144,689	$166,381	$209,509	$261,394	$220,014

Ratio of earnings to fixed charges	2.98	2.90	3.76	3.13	2.58